Exhibit 1

21st October, 2004

To,
The Listing Department,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
Dalal Street, Fort, Mumbai – 400 001.

Dear Sir/Madam,

Sub.: Unaudited Financial Results and other announcements

Pursuant to clause 41 of the Listing Agreement, we are sending herewith the Unaudited Financial Results for the second quarter and half year ended 30th September, 2004 and the Segment-wise Reporting in duplicate, duly approved at the Board Meeting held today and the press release in this connection.

We shall publish the results in the Business Standard and Mumbai Sakal within 48 hours.

We wish to inform you that the Board of Directors have also approved the following:

1.	subject to the requisite shareholders and regulatory approvals, the raising of additional capital by way of issue of American Depository Shares (ADS), up to an aggregate of US $300 million (including green shoe option up to 15%).

2.	subject to the approval of the regulatory authorities to increase the Bank’s shareholding in the equity share capital of HDFC Securities Limited from the present 29.5% to 59% and making it a subsidiary of the Bank.

Please treat this as intimation pursuant to the Listing Agreement.

This does not constitute an offer of any securities for sale.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary

Encl.: a/a

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2004

(Rs. in Lacs)

		Unaudited	Unaudited	Unaudited	Unaudited	Audited
		results for	results for	results for	results for	results for
		the quarter	the quarter	the half year	the half year	the year
		ended	ended	ended	ended	ended
	Particulars	30-9-2004	30-9-2003	30-9-2004	30-9-2003	31-03-2004
1	Interest earned (a) + (b) + (c) + (d)	74470	64465	144725	122172	254893
a	Interest / discount on advances / bills	38912	26471	74212	51456	110866
b	Income on investments	32179	35273	63273	65958	132222
c	Interest on balances with Reserve Bank
	of India and other inter bank funds	3157	2564	6807	4446	11096
d	Others	222	157	433	312	709
2	Other income	12272	8626	23076	21845	48003
A	Total income (1+2)	86742	73091	167801	144017	302896
3	Interest expended	31913	30244	62289	60182	121105
4	Operating expenses (e) + (f)	24725	19912	47808	38107	81000
e	Payment to and provision for employees	6342	4701	12024	9856	20409
f	Other operating expenses	18383	15211	35784	28251	60591
B	Total expenditure (3) + (4)
	(excluding provisions & contingencies	56638	50156	110097	98289	202105
C	Operating profit (A – B) (Profit
	before provisions and contingencies)	30104	22935	57704	45728	100791
D	Other provisions and contingencies	7578	6376	14478	13392	28895
E	Provision for taxes	7297	4845	14000	9894	20946
F	Net profit (C-D-E)	15229	11714	29226	22442	50950
5	Paid up equity share capital (face value Rs. 10)	28623	28348	28623	28348	28479
6	Reserves excluding revaluation reserve					240709
7	Analytical Ratios:
(i)	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
(ii)	Capital adequacy ratio	10.9%	10.9%	10.9%	10.9%	11.7%
(iii)	Earnings per share (par value Rs. 10/-each)
	Basic	5.3	4.1	10.2	7.9	18.0
	Diluted	5.0	3.8	9.7	7.3	16.6
8	Aggregate of Non Promoter Shareholding
	— No. of shares	217371913	214620013	217371913	214620013	215930713
	— Percentage of shareholding	75.9%	75.7%	75.9%	75.7%	75.8%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank are:

(Rs in lacs)

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	results for the	results for the	results for the	results for the	results for the
	quarter ended	quarter ended	half year ended	half year ended	year ended
	30-09-2004	30-09-2003	30-09-2004	30-09-2003	31-03-2004
1. Segment Revenue
a) Wholesale Banking	48490	43945	97171	88825	176145
b) Retail Banking	84041	62199	159119	120103	253197
c) Treasury	5031	9330	8549	19476	44060

Total	137562	115474	264839	228404	473402

Less: Inter Segment Revenue	50820	42383	97038	84387	170506

Income from Operations	86742	73091	167801	144017	302896

2. Segment Results
a) Wholesale Banking	12857	9605	24207	17188	34826
b) Retail Banking	12536	3363	25095	8068	22221
c) Treasury	-2867	3591	(6076)	7080	14849

Total Profit Before Tax	22526	16559	43226	32336	71896

3. Capital Employed
(Segment assets — Segment liabilities)
a) Wholesale Banking	716117	658879	716117	658879	215242
b) Retail Banking	(388362)	(406754)	(388362)	(406754)	(258890)
c) Treasury	(47499)	(14976)	(47499)	(14976)	366010
d) Unallocated	21260	12140	21260	12140	(53174)

Total	301516	249289	301516	249289	269188

Note on segment information

     The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).

     The Bank operates in three segments: wholesale banking, retail banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems. Effective financial year 2003-2004, commercial vehicle loan division, which was earlier part of wholesale banking has been classified as part of retail banking in line with the change in segment focus for this product strategy. The figures for the quarter and half year ended September 30, 2003 have been regrouped to that effect to bring it in conformity with current period’s classification.

NOTES:

1.	The above results have been taken on record by the Board at its meeting held on October 21, 2004.

2.	During the quarter and the half year ended September 30, 2004, the Bank allotted 3,89,100 shares and 14,41,200 shares respectively pursuant to the exercise of stock options by certain employees. The Bank allotted 3,09,900 shares on October 6, 2004 pursuant to the exercise of stock options by certain employees during the quarter ended September 30, 2004.

3.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

4.	During the quarter ended September 30, 2004, the Bank transferred a portion of its government (SLR) securities held in the AFS (Available for Sale) category to the HTM (Held to Maturity) category at the least of cost/book value/market price, pursuant to enabling regulatory guidelines. The loss resulting from the transfer has been taken to the Profit and Loss Account.

5.	During the quarter ended September 30, 2004, the total number of branches (including extension counters) and the ATM network increased by 49 branches and 67 ATMs respectively.

6.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2004:

Opening: 1; Additions: 15; Disposals: 16; Closing: nil

7.	Previous period figures have been regrouped / reclassified wherever necessary to conform to current period’s classification.

8.	The above results for the quarter and the half year ended September 30, 2004, have been subjected to a “Limited Review” by the auditors of the bank, as per the listing agreements with The Stock Exchange, Mumbai, The National Stock Exchange of India Limited and The Stock Exchange, Ahmedabad.

9.	Rs. 10 lacs = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date: October 21, 2004	Managing Director

The Board has also taken on record the unaudited results for the half year ended September 30, 2004, prepared as per US GAAP. The US GAAP accounts have also been subjected to a ‘Limited Review’ by the Bank’s auditors. The reconciliation of net incomes as per Indian GAAP and US GAAP is as follows:

(Rs. in Lacs)

	Results for the	Results for the
	half year ended	half year ended
Particulars	30/09/2004	30/09/2003
Net profit as per Indian GAAP	29226	22442

Adjustments to:
Investments	8943	4950
Loan loss provisions	(3371)	(3285)
Stock options	(2620)	(315)
Others	2144	759
Taxes	(2527)	(887)

Net profit as per US GAAP	31795	23664

Certain statements in this release concerning our future growth prospects are forward looking statements which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. These risks and uncertainties include, but are not limited to, our growth and expansion, the adequacy of our allowances for investment and credit losses, technological changes, volatility in investment income, our exposure to market risks as well as other risks detailed in the reports filed with the United States Securities and Exchange Commission. The bank may, from time to time, make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to the shareholders. The bank does not undertake to update forward looking statements that may be made from time to time by or on behalf of the bank, to reflect events or circumstances after the date thereof.

Summarised Balance Sheet as at September 30

(Rs in Crores)

	As at	As at
	30-09-2004	30-09-2003
CAPITAL AND LIABILITIES
Capital	286	283
Reserves and Surplus	2729	2209
Employees’ Stock Options (Grants) Outstanding	1	3
Deposits	33466	25197
Borrowings	2318	2752
Subordinated debt	500	200
Other Liabilities and Provisions	3772	2984

Total	43072	33628

ASSETS
Cash and balances with Reserve Bank Of India	1582	1317
Balances with Banks and Money at Call and Short notice	675	657
Investments	18451	16026
Advances	20433	13500
Fixed Assets	645	564
Other Assets	1286	1564

Total	43072	33628

NEWS RELEASE

HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)
FOR THE PERIOD APRIL — SEPTEMBER 2004

The Board of Directors of HDFC Bank Limited approved the Bank’s accounts for the quarter and half year ended September 30, 2004 at its meeting on Thursday, October 21, 2004. The Board also considered the reconciliation of profits between Indian GAAP and US GAAP for the six months ended September 30, 2004. Both, the Indian and US GAAP accounts, have been subjected to a “Limited Review” by the Bank’s auditors.

FINANCIAL RESULTS:

Quarter ended September 30, 2004:

For the quarter ended September 30, 2004, the Bank earned total income of Rs.867.4 crores as against Rs.730.9 crores in the corresponding quarter ended September 30, 2003. Net revenues (net interest income plus other income) for the quarter ended September 30, 2004 were Rs.548.3 crores, up 28.0% over Rs.428.5 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased from Rs.644.7 crores for the quarter ended September 30, 2003, to Rs.744.7 crores for the quarter ended September 30, 2004. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2004 increased by Rs.83.4 crores to Rs.425.6 crores. Adjusting for the dividend income of around Rs.40 crores received from debt mutual funds during the quarter ended September 2003 and Rs.21 crores from gain on sale of loans (included in interest earned) in the quarter ended September 2004, core net interest income grew by 33%, driven primarily by asset growth. Net interest margin remained stable at around 3.8%.

Other income for the quarter ended September 30, 2004 was Rs.122.7 crores, consisting principally of fees & commissions of Rs.133.9 crores, foreign exchange & derivatives revenues of Rs.14.2 crores, and profit/(loss) on sale/revaluation of investments of Rs. (25.9) crores as against Rs.78.3 crores, Rs.26.6 crores and Rs. (18.8) crores respectively for the quarter ended September 30, 2003. The loss on sale / revaluation of investments is largely due to the transfer of a portion of the bank’s holdings of government (SLR) securities from the AFS (Available for Sale) category to the HTM (Held to Maturity) category at the least of cost/book value/market price, pursuant to enabling regulatory guidelines. Operating expenses for the quarter increased by Rs.48.1 crores to Rs.247.3 crores and were 45.1% of net revenues and 28.5% of total income. Provisions and contingencies for the quarter were Rs.75.8 crores (against Rs.63.8 crores for the corresponding quarter ended September 30, 2003), principally comprising general & specific loan loss provisions of Rs.36.2 crores and amortization of premia (for investments in the Held to Maturity category) of Rs.39.4 crores. The Profit before Tax was up by 36% over the corresponding quarter ended September 2003 to Rs.225.3 crores.

After providing Rs.73.0 crores for taxation, the Bank earned a Net Profit of Rs.152.3 crores, a 30% increase over the quarter ended September 30, 2003.

Balance sheet growth remained healthy, driven primarily by retail deposit and loan growth. As on September 30, 2004, total deposits were Rs.33,466 crores, an increase of 32.8% over Rs.25,197 crores as of September 30, 2003. The Bank’s success in building stable, low-cost retail deposits was reflected in the Savings Account deposits of Rs.9,809 crores, an increase of 63.7% over September 30, 2003. The Bank’s core customer assets (including advances, corporate debentures, CPs, etc.) increased from Rs.15,822 crores as of September 30, 2003 to Rs.21,753 crores as of September 30, 2004, a growth 37.5%. Retail loans grew 68.7% on a year-on-year basis to Rs.9,196 crores and now form 42.8% of gross advances as against 38.6% of gross advances as at September 30, 2003. The growth in retail loans and core customer assets is after considering sale of retail loans during the quarter of Rs.1100 crores.

Half Year ended September 30, 2004:

For the Half Year ended September 30, 2004, the Bank earned total income of Rs.1,678 crores as against Rs.1,440 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2004 were Rs.1,055 crores, up 25.9% over Rs.838 crores for the six months ended September 30, 2003. Net Profit for the half year ended September 30, 2004 was Rs.292.3 crores, up 30.2%, over the corresponding six months ended September 30, 2003.

Net Profit computed in accordance with US GAAP for half year ended September 30, 2004 was Rs.318.0 crores, an increase of 34.4% over Rs.236.6 crores in the corresponding half year ended September 30, 2003. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to differences in accounting treatment for amortization of premia and revaluation losses on investments held in the “Available for Sale” category, loan loss provisions, deferred stock compensation expense and tax provisions.

BUSINESS UPDATE:

During the first half of the current financial year, the Bank achieved healthy growth in each of its two customer franchises — wholesale and retail. In the first six months upto September 30, 2004, the bank added 67 branches taking its network to 379 outlets in 182 cities from 312 outlets in 163 cities in March 2004.

The bank’s cards base continued to increase with the total cards issued touching 2.5 million debit cards and 0.8 million credit cards. To complement this growth, the bank increased its installations of point-of-sale (POS) terminals to over 33,000, consolidating its position as a leading player in the merchant acquiring business.

Despite stagnating corporate loan yields, the wholesale banking franchise maintained its revenue momentum primarily through higher transactional banking floats and greater cross-sell of supply chain and treasury products. Portfolio quality as of September 30, 2004 remained healthy with net non-performing assets at 0.2% of total customer assets. General loan loss provisions were about 0.8% of standard advances as against the regulatory requirement of 0.25%. Capital Adequacy Ratio (CAR) was 10.9% against the regulatory minimum of 9%. Tier I CAR was at 7.8%.

Note:	(i)	Rs. = Indian Rupees
	(ii)	1 crore = 10 million
	(iii)	All figures and ratios are in accordance with Indian GAAP except where specifically mentioned.

Certain statements in this release which contain words or phrases such as “will”, “continue to”, “remains”, “should”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowances for investment and credit losses, technological changes, volatility in interest rates and investment income, our exposure to market risks as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank, to reflect events or circumstances after the date thereof.

NEWS RELEASE

HDFC BANK LTD. — CAPITAL RAISING

The Board of Directors of HDFC Bank Limited at its meeting on Thursday, October 21, 2004, considered and approved a proposal to raise additional share capital not exceeding US $300,000,000 (US Dollars three hundred million) through an offering of American Depository Shares, subject to shareholder and regulatory approvals.

This notice does not constitute a solicitation or any offer for sale of any securities.